Gold Fields Limited Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or the “Company”) DEALING IN SECURITIES BY A PRESCRIBED OFFICER In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") the Company hereby advises that directors and prescribed Officers of Gold Fields and directors of major subsidiaries of the Company accepted their Performance Shares which were awarded in terms of the Gold Fields 2012 Share Plan (“Scheme”) as amended. Accordingly, the following trades are announced: Name of Director, Prescribed Officer, Director of Major subsidiary A Munt Nature of transaction On market sale of shares in terms of the above scheme Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 24/02/2023 Number of Shares traded 21,097 Number of Shares retained 0 Market Price per share R165.4372 Total Value R3,490,228.61 Name of Director, Prescribed Officer, Director of Major subsidiary G Ovens Nature of transaction On market sale of shares in terms of the above scheme Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 24/02/2023 Number of Shares traded 21,610 Number of Shares retained 0 Market Price per share R165.4372 Total Value R3,575,097.89 Name of Director, Prescribed Officer, Director of Major subsidiary L Rivera Nature of transaction On market sale of shares in terms of the above scheme Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 24/02/2023 Number of Shares traded 165,916 Number of Shares retained 0 Market Price per share R165.4372 Total Value R27,448,678.48

Name of Director, Prescribed Officer, Director of Major subsidiary S Mathews Nature of transaction On market sale of shares in terms of the above scheme Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 24/02/2023 Number of Shares traded 146,798 Number of Shares retained 0 Market Price per share R165.4372 Total Value R24,285,850.09 Name of Director, Prescribed Officer, Director of Major subsidiary PA Schmidt Nature of transaction On market sale of shares in terms of the above scheme Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 24/02/2023 Number of Shares traded 296,009 Number of Shares retained 0 Market Price per share R165.4372 Total Value R48,970,900.13 Name of Director, Prescribed Officer, Director of Major subsidiary TL Leishman Nature of transaction On market sale of shares in terms of the above scheme Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 24/02/2023 Number of Shares traded 118,330 Number of Shares retained 0 Market Price per share R165.4372 Total Value R19,576,183.88 Name of Director, Prescribed Officer, Director of Major subsidiary P Matete Nature of transaction On market sale of shares in terms of the above scheme Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 24/02/2023 Number of Shares traded 6,724 Number of Shares retained 0 Market Price per share R165.4372 Total Value R1,112,399.73 Name of Director, Prescribed Officer, Director of Major subsidiary P Woodhouse Nature of transaction On market sale of shares in terms of the above scheme Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 24/02/2023

Number of Shares traded 15,944 Number of Shares retained 0 Market Price per share R165.4372 Total Value R2,637,730.72 Name of Director, Prescribed Officer, Director of Major subsidiary M Preece Nature of transaction On market sale of shares in terms of the above scheme Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 24/02/2023 Number of Shares traded 52,159 Number of Shares retained 60,011 Market Price per share R165.4372 Total Value Traded R8,629,038.91 In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained. 27 February 2023 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd